Actinium Pharmaceuticals, Inc.

275 Madison Avenue, 7th Floor

New York, New York 10016

August 14, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Attention: Laura Crotty

Re:	Actinium Pharmaceuticals, Inc. Registration Statement on Form S-3
Filed August 7, 2020 File No. 333-242322 (the “Registration Statement”) Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, Actinium Pharmaceuticals, Inc. hereby respectfully requests acceleration of the effective date of the Registration Statement so that it may become effective at 4:30 p.m., Eastern Time, on August 14, 2020, or as soon thereafter as practicable.

Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact our counsel, Haynes and Boone, LLP, attention: Rick A. Werner, Esq. at (212) 659-4974.

Very truly yours, ACTINIUM PHARMACEUTICALS, INC.

By:	/s/ Steven O’Loughlin
Steven O’Loughlin Chief Financial Officer

cc:    Rick A. Werner, Esq., Haynes and Boone, LLP